UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Registration Numbers	333-64425; 333-79825; 333-130370; 333-47348

US Airways, Inc.

(Exact name of registrant as specified in its charter)

111 West Rio Salado Parkway

Tempe, Arizona 85281

(480) 693-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

US Airways, Inc. Pass-Through Certificates, Series 1998-1, Class A, B and C

US Airways, Inc. Pass-Through Certificates, Series 1999-1, Class A, B and C

US Airways, Inc. Pass-Through Certificates, Series 2000-2, Class G

US Airways, Inc. Pass-Through Certificates, Series 2000-3, Class G and C

US Airways, Inc. Pass-Through Certificates, Series 2001-1, Class G

(Title of each class of securities covered by this Form)

US Airways, Inc. Pass-Through Certificates, Series 2013-1, Class A, B

US Airways, Inc. Pass-Through Certificates, Series 2012-2, Class A, B, C

US Airways, Inc. Pass-Through Certificates, Series 2012-1, Class A, B, C

US Airways, Inc. Pass-Through Certificates, Series 2011-1, Class A, B, C

US Airways, Inc. Pass-Through Certificates, Series 2010-1, Class A, B, C

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)*

*For the purpose of this filing, the registrant has assumed that the pass-through certificates listed above as securities for which a duty to file reports under Section 13(a) or 15(d) remains are held by 300 or more persons.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☐	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☐	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☒	Rule 15d-6

Approximate number of holders of record as of the certification or notice date:	Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, US Airways, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

US Airways, Inc.

Date:	January 30, 2014	By:	/s/ Stephen L. Johnson
Name: Stephen L. Johnson Title: Executive Vice President—Corporate Affairs